

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2024

Devdatt Kurdikar
Chief Executive Officer
Embecta Corp.
300 Kimball Drive, Suite 300
Parsippany, New Jersey

      Re: Embecta Corp.
          Form 10-K for Fiscal Year Ended September 30, 2023
          Filed November 29, 2023
          File No. 001-41186

Dear Devdatt Kurdikar :

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services